UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______________ to _______________

Commission file number 1-8974

Honeywell Puerto Rico Savings and Ownership Plan

(Full Title of Plan)

Honeywell International Inc.

101 Columbia Road

Morris Township, NJ 07962

(Name of Issuer of Securities Held Pursuant to the Plan and

the Address of its Principal Executive Office)

Honeywell Puerto Rico Savings and Ownership Plan

Index

Page(s)

Report of Independent Registered Public Accounting Firm	2

Financial Statements:

Statements of Net Assets Available for Benefits at December 31, 2012 and 2011	3

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2012	4

Notes to Financial Statements	5-16

Supplemental Schedule: *

Schedule H, Line 4(i) – Schedule of Assets (held at end of year) December 31, 2012	17

Signatures	18

Exhibit:

Exhibit I – Consent of Independent Registered Public Accounting Firm	19

* Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted as the conditions under which they are required are not present.

1

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
Honeywell Puerto Rico Savings and Ownership Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Honeywell Puerto Rico Savings and Ownership Plan (the “Plan”) at December 31, 2012 and 2011, and the changes in net assets available for benefits for the year ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP
Florham Park, New Jersey
June 26, 2013
2

Honeywell Puerto Rico Savings and Ownership Plan

Statements of Net Assets Available for Benefits

at December 31, 2012 and 2011

	2012	2011
	(dollars in thousands)
Plan interest in Honeywell Savings and Ownership Plan Master Trust, at fair value	$9,340	$6,113
Total investments	9,340	6,113

Receivables:
Notes receivable from participants	79	165
Contribution receivable from participating employees	—	64
Contribution receivable from the Employer or Company, net of forfeitures	—	14
Total receivables	79	243

Net assets available for benefits, at fair value	$9,419	$6,356

3

The accompanying notes are an integral part of these financial statements.

Honeywell Puerto Rico Savings and Ownership Plan

Statement of Changes in Net Assets Available for Benefits

for the Year Ended December 31, 2012

2012
(dollars in thousands)
Additions to net assets attributable to:
Interest income from notes receivable from participants	$5
Investment gain from Plan interest in Honeywell Savings and Ownership Plan Master Trust	1,090
Contributions:
Participating employees	1,888
The Company, net of forfeitures	467
Roll-over contributions	18
Total contributions	2,373
Total additions	3,468

Deductions from net assets attributable to:
Benefits paid to participants	(404)
Plan expenses	(1)
Total deductions	(405)

Net increase in net assets during the year	3,063

Net assets available for benefits:
Beginning of year	6,356
End of year	$9,419

4

The accompanying notes are an integral part of these financial statements.

Honeywell Puerto Rico Savings and Ownership Plan

Notes to Financial Statements

1.	Description of the Plan

General

The Honeywell Puerto Rico Savings and Ownership Plan (the “Plan”) is a defined contribution plan for certain employees of Honeywell International Inc. (the “Company”), ADI of Puerto Rico, Inc. and Honeywell Aerospace de Puerto Rico, Inc. (together with the Company, the “Employer”). It is subject to the provisions of the Employee Retirement Income Security Act of 1974 as amended (“ERISA”) and the applicable Puerto Rico Internal Revenue Code (the “Code”). The following represents a summary of key provisions of the Plan but does not purport to be complete and is qualified in its entirety by the terms of the Plan. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

Administration

The Company’s Vice President of Compensation and Benefits is the Plan Administrator and has full discretionary authority to manage and control the operation and administration of the Plan, including the power to interpret provisions of the Plan and to promulgate policies and procedures for the Plan’s administration and to delegate its administrative responsibilities. The Savings Plan Investment Committee has the power and authority to enter into agreements with trustees to provide for the investment of Plan assets and to appoint investment managers to direct such trustees, as appropriate. The day to day administration of the Plan is handled by ING Institutional Plan Services, LLC (“ING”). The trustee of the Plan is Banco Popular de Puerto Rico (the “Trustee”) and the custodian of the Plan is State Street Bank and Trust Company (the “Custodian”).

Contributions and Vesting

For the year ended December 31, 2012, participants may elect to contribute from 1 percent to 20 percent of their “base pay” as defined in the Plan during each pay period, subject to certain restrictions for “highly compensated employees”, as defined in the Plan document. Contributions are permitted to be made either on a before-tax or after-tax basis, or a combination of both, and may be directed into any investment option available within the Plan. In addition to regular before-tax or after-tax contributions, eligible participants may also contribute catch-up contributions up to $1,000 per year if they are or will attain the age of 50 by December 31st and are contributing at least 10 percent on a before-tax basis to the Plan or have contributed the maximum regular before-tax contributions to the Plan.

Generally, the Employer matching contribution does not begin until the first pay period following the employee’s completion of one year of service with the Employer. The Employer matching contributions are made to the eligible participants’ accounts each pay period that employee contributions are made to the Plan.

Effective January 1, 2011, the Employer matched 31.25 percent of the first 6 percent of base pay that the participant contributed to the Plan (excluding rollover and catch-up contributions). Effective July 1, 2012, the Employer matching contribution was increased to 37.5 percent.

The Employer does not match catch-up contributions. All of the Employer’s matching contributions are initially invested in the Honeywell Common Stock Fund.

Participants have a full and immediate vested interest in the portion of their accounts contributed by them and the earnings on such contributions. A participant will become 100 percent vested in any Employer contributions upon completion of three years of vesting service or upon attainment of age 65 while an employee of the Employer or an affiliated company. In addition, a participant’s account will become 100 percent vested if the participant’s termination with the Employer or an affiliated

5

Honeywell Puerto Rico Savings and Ownership Plan

Notes to Financial Statements

company was due to any one of the following (i) retirement under the terms of a Employer pension plan in which the participant participates; (ii) disability (as defined under the plan provisions); (iii) death; (iv) a reduction in force or layoff (as determined by the Employer); or (v) a participant’s business unit is sold or divested.

A participant will also become 100 percent vested in the event the Employer permanently discontinues contributions to or terminates the Plan.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (1) the Employer’s matching contribution, if applicable, and (2) investment earnings, and charged with an allocation of investment losses and certain administrative expenses that are not paid by the Company. The allocation is based on participants’ account balances as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Notes Receivable from Participants

Effective July 1, 2011, no new loans were permitted from the Plan.

Prior to July 1, 2011, loans were made to participants from their account balances in the following order (1) before-tax contributions and earnings, (2) after-tax contributions and earnings, (3) rollover contributions and earnings, (4) prior employer contributions and earnings, and (5) vested Employer matching contributions and earnings.

The maximum loan amount to a participant was the lesser of (1) $50,000, reduced by the participant’s highest combined outstanding loan balance and accrued interest during the preceding twelve month period, or (2) 50% of the vested portion of a participant’s account including loan balance(s) less any current outstanding loan balance(s). The interest rate on the loans was generally the published prime rate plus 1% for the month preceding the effective date of the loan. The term of any loan could not be less than 1 month or more than 60 months unless used to acquire a principal residence for which the term could be up to 25 years.

Interest rates for loans outstanding at December 31, 2012 and 2011 were approximately 4.25%.

Termination

Although it has not expressed intent to do so, the Employer has the right under the Plan document to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of a partial or full Plan termination, all Plan funds must be used in accordance with the terms of the Plan.

Distribution of Benefits

Upon termination of service with the Employer, if a participant’s vested account balance is $1,000 or less (including any rollover contributions), the entire vested amount in the participant’s account can be distributed to the participant in a single payment, without his or her consent, unless the participant affirmatively elects to have the benefit rolled over to an eligible retirement plan. If the participant’s vested account balance exceeds $1,000 (excluding any rollover contributions), the balance in the account will remain in the Plan and shall be distributed (1) at the participant’s request, or (2) upon the participant’s death, whichever is earlier. When a participant dies, if his or her spouse is the beneficiary, the spouse may remain in the Plan until December 31 of the calendar year following the calendar year of the participant’s death. If the value of the participant’s account is $1,000 or less, the entire amount in the participant’s account is distributed in a single payment to the participant’s beneficiary (ies) according to the terms of the Plan.

6

Honeywell Puerto Rico Savings and Ownership Plan

Notes to Financial Statements

Forfeitures

Forfeitures of the Employer’s contributions and earnings thereon due to terminations and withdrawals reduce contributions otherwise due from the Employer. Employer contributions due to the Plan were reduced by $4,000 and $5,000 due to forfeited nonvested accounts for the years ended December 31, 2012 and 2011, respectively.

2.	Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation

For investment and administrative purposes, the Plan’s assets are held in the Honeywell Savings and Ownership Plan Master Trust (“Master Trust”) along with the assets of the Honeywell Savings and Ownership Plan (the “HSOP”) and the Honeywell Secured Benefit Plan. The Plan’s investment in the Master Trust represents the Plan’s interest in the net assets of the Master Trust. The Plan’s investment is stated at fair value and is based on the beginning of year value of the Plan’s interest in the Master Trust plus actual Plan contributions and allocated investment income less Plan distributions, allocated investment losses and allocated expenses.

Notes Receivable from Participants

Notes receivable from participants are valued at cost plus accrued unpaid interest.

Payment of Benefits

Withdrawals and distributions to participants are recorded when paid.

Expenses

Certain external and internal expenses relating to the administration of the Master Trust and managing the investment funds established thereunder are not borne by the participating plans but borne by certain businesses of the Company. Brokerage commissions, transfer taxes and other charges incurred in connection with the purchase and sale of securities are paid out of the fund to which such charges are attributable. Certain other fees are charged directly to the participant’s account with respect to which the fee relates.

7

Honeywell Puerto Rico Savings and Ownership Plan

Notes to Financial Statements

Recent Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board issued guidance on Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards (“IFRS”). The guidance is intended to improve the comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with U.S. GAAP and IFRS. The amendments are of two types: (i) those that clarify the Board’s intent about the application of existing fair value measurement and disclosure requirements and (ii) those that change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. The adoption of this update did not have a significant impact on the Plan’s financial statements.

3.	Interest in Honeywell Savings and Ownership Plan Master Trust

The Plan’s investment is held in the Master Trust, which is commingled with the assets of the HSOP and the Honeywell Secured Benefit Plan. Each participating plan has an undivided interest in the Master Trust. The assets of the Master Trust are held by the Trustee. At December 31, 2012 and 2011, the Plan, the HSOP and the Honeywell Secured Benefit Plan’s interest in the net assets of the Master Trust were 0.090%, 98.889%, and 1.021% and 0.065%, 98.590% and 1.345%, respectively. Investment income or loss is allocated based on participant balances, and administrative expenses relating to the Master Trust are allocated daily to the respective plans based upon the net asset value balances invested by each plan.

The Master Trust is comprised of the following types of investments, at fair value, as of December 31, 2012 and 2011:

	2012	2011
	(dollars in millions)

Common and Collective Trusts and Commingled Funds	$4,203	$3,510
Honeywell Common Stock	2,794	2,726
Short Term Investments	966	1,442
Common/Preferred Stocks (Separately Managed Portfolios)	1,018	914
Fixed Income Investments	1,426	761
Guaranteed Investment Contracts	—	16
Total Investments, at fair value	$10,407	$9,369
8

Honeywell Puerto Rico Savings and Ownership Plan

Notes to Financial Statements

The Master Trust’s investment income for the year ended December 31, 2012 is presented in the following table. The net appreciation loss/(depreciation) consists of both realized gains/(losses) on investments bought, sold and matured, as well as the change in unrealized gains/(losses) on investments held during the year by the Master Trust.

2012
(dollars in millions)

Net appreciation in fair value of investments:
Honeywell Common Stock	$447
Common/Preferred Stocks (Separately Managed Portfolios)	119
Common and Collective Trusts And Commingled Funds	486
Net appreciation	1,052

Dividend Income	90
Interest Income	22
Total investment income	$1,164
9

Honeywell Puerto Rico Savings and Ownership Plan

Notes to Financial Statements

Investment Valuation and Income Recognition – Master Trust

Master Trust investments are stated at fair value. Investments in mutual and common/commingled funds are valued at the net asset value of units held at year-end. Common stocks, including Honeywell Common Stock, traded on a national securities exchange, are valued at the last reported sales price or close price at the end of the year. Fixed income securities traded in the over-the-counter market are valued at the bid prices. Short term securities are valued at amortized cost, which includes cost plus accrued interest, which approximates fair value. Traditional guaranteed investment contracts are stated at fair value based on a discounted cash flow method.

Interest income is recorded on the accrual basis, and dividend income is recorded on the ex-dividend date. Purchases and sales of securities are recorded on a trade-date basis.

From time to time, investment managers may use derivative financial instruments including foreign exchange forward and futures contracts. Derivative instruments are used primarily to mitigate exposure to foreign exchange rate and interest rate fluctuations as well as manage the investment mix in the portfolio. The Master Trust held no derivative instruments as of December 31, 2012 and December 31, 2011.

The Plan’s interest in the Master Trust represents more than 5 percent of the Plan’s net assets at December 31, 2012 and 2011.

Guaranteed Investment Contracts

The Master Trust entered into benefit-responsive investment contracts, such as traditional guaranteed investment contracts and synthetic guaranteed investment contracts (“GICs”) with various third parties. These benefit-responsive investment contracts are held through the Honeywell Short Term Fixed Income Fund. Contract values represent contributions made to the investment contract plus earnings, less participant withdrawals and administrative expenses.

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Statements of Net Assets Available for Benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

A traditional GIC provides for a fixed return on principal over a specified period of time through fully benefit-responsive contracts issued by a third party which are backed by assets owned by the third party. The contract values of the traditional GICs were $0 million and $16 million at December 31, 2012 and 2011, respectively.

A synthetic GIC provides for a fixed return on principal over a specified period of time through fully benefit-responsive wrapper contracts issued by a third party which are backed by underlying assets owned by the Master Trust. As of December 31, 2012 and December 31, 2011, the Master Trust did not hold any synthetic GICs.

On December 1, 2011, the insurance wraps which provided benefit-responsive accounting to approximately 50% of the Short Term Fixed Income Fund were removed. The Master Trust is exposed to credit loss in the event of non-performance by the companies with whom the GICs are placed. The Company does not anticipate non-performance by these companies.

10

Honeywell Puerto Rico Savings and Ownership Plan

Notes to Financial Statements

Determination of Fair Value

The accounting guidance defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, and establishes a framework for measuring fair value.

The Plan or Master Trust valuation methodologies for assets and liabilities measured at fair value are described on page 10 – “Investment Valuation and Income Recognition – Master Trust”. The methods described on page 10 may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.

Valuation Hierarchy

The accounting guidance establishes a three-level valuation hierarchy for disclosure of fair value measurements. The three levels are defined as follows:

•       Level 1 — inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

•       Level 2 — inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

•       Level 3 — inputs to the valuation methodology are unobservable and significant to the fair value measurement.

A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to unobservable inputs (level 3 measurements).

The following is a description of the valuation methodologies used for financial instruments measured at fair value. There have been no changes in the methodologies used at December 31, 2012 and 2011.

Honeywell International Inc. common stock, other common stocks and mutual funds

Honeywell International Inc. common stock is valued at the closing price reported on the New York Stock Exchange Composite Transaction Tape. Other common stocks are valued at the closing price reported on the principal market on which the respective securities are traded. Mutual funds values are based on the Net Asset Value (“NAV”) per share on the valuation date. Honeywell International Inc. common stock, other common stocks and mutual funds are all classified within level 1 of the valuation hierarchy.

Common, Collective Trust, Commingled and Short Term Investment Funds

Common, Collective Trust, Commingled and Short Term Investment funds are investment vehicles utilized within the target date funds, equity index funds, investment grade bond fund, global REIT fund and short term investment fund. These funds permit daily subscriptions and redemption of units. These investments are valued using the NAV provided by the administrator of the underlying fund. The NAV is based on the value of the underlying assets owned by the fund, less its liabilities,

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Honeywell Puerto Rico Savings and Ownership Plan

Notes to Financial Statements

divided by the number of units outstanding. The NAV is a quoted price in a market that is not active and classified within level 2 of the valuation hierarchy.

Fixed Income Investments

Fixed income securities (other than certain short term investments maturing in less than 61 days and Commercial Backed Mortgage Securities) are valued at the regular close of trading of the principal exchanges on each valuation date at the evaluated bid prices supplied by a pricing agent or brokers, if any, whose prices reflect broker/dealer supplied valuations and electronic data processing techniques. Commercial Backed Mortgage Securities are valued using pool-specific pricing. Fixed income securities, including corporate bonds, U.S. Government & Federal agencies, Municipal bonds, asset-backed securities and Commercial Backed Mortgage Securities are categorized as Level 2 in the hierarchy.

Short term investments

Short term investments maturing in more than 60 days are valued at the closing price reported on the major market on which the individual securities are traded. Where quoted prices are available in an active market, the investments are classified within level 1 of the valuation hierarchy. If quoted market prices are not available for the specific security, then fair values are estimated by using pricing models, bids provided by brokers or dealers, quoted prices of securities with similar characteristics or discounted cash flows. When quoted market prices for the specific security are not available in an active market, they are classified within level 2 of the valuation hierarchy.

Guaranteed Investment contracts

The fair value of the synthetic guaranteed investment contracts is based on the underlying investments. As of December 31, 2012 and December 31, 2011, the Master Trust held no synthetic guaranteed investment contracts.

Traditional guaranteed investment contracts and wrapper values are valued using a discounted cash flow method and are classified within level 3 of the valuation hierarchy. As of December 31, 2012, the Master Trust held no traditional guaranteed investment contracts.

Refer to page 10 of these financial statements for further information on these guaranteed investment contracts.

12

Honeywell Puerto Rico Savings and Ownership Plan

Notes to Financial Statements

The following tables present the Master Trust’s assets measured at fair value as of December 31, 2012 and 2011, by the fair value hierarchy.

		2012
	Level 1	Level 2	Level 3	Total
		(dollars in millions)
Common/Preferred Stocks:
Honeywell Common Stock	$2,794	$—	$—	$2,794
Large Cap Value	434	—	—	434
Large Cap Growth	344	—	—	344
Small-to-Mid Cap Value	240	—	—	240
Total Common/Preferred Stocks	3,812	—	—	3,812
Fixed Income Investments:
Asset Backed Securities	—	302	—	302
Commercial Backed Mortgage Securities	—	20	—	20
Corporate Bonds	—	684	—	684
U.S. Government and Federal Agencies	—	401	—	401
Municipal Bonds	—	19	—	19
Total Fixed Income Investments	—	1,426		1,426
Common and Collective Trusts and Commingled Funds:
Target Date Funds	—	1,303	—	1,303
Equity Index Funds	—	2,900	—	2,900

Total Common and Collective Trusts and Commingled Funds	—	4,203	—	4,203

Short Term Investments:
Short Term Investment Fund	—	550	—	550
Short Term Investments*	—	416	—	416
Total Short Term Investments	—	966	—	966
Total Investments, at fair value	$3,812	$6,595	$—	$10,407

*Includes approximately $12 million of cash overdrafts.

13

Honeywell Puerto Rico Savings and Ownership Plan

Notes to Financial Statements

		2011
	Level 1	Level 2	Level 3	Total
		(dollars in millions)
Common/Preferred Stocks:
Honeywell Common Stock	$2,726	$—	$—	$2,726
Large Cap Value	401	—	—	401
Large Cap Growth	289	—	—	289
Small-to-Mid Cap Value	224	—	—	224
Total Common/Preferred Stocks	3,640	—	—	3,640
Fixed Income Investments:
Asset Backed Securities	—	34	—	34
Commercial Backed Mortgage Securities	—	34	—	34
Corporate Bonds	—	126	—	126
U.S. Government and Federal Agencies	—	565	—	565
Municipal Bonds	—	2	—	2
Total Fixed Income Investments	—	761		761

Common and Collective Trusts and Commingled Funds:
Target Date Funds	—	1,079	—	1,079
Equity Index Funds	—	2,431	—	2,431

Total Common and Collective Trusts and Commingled Funds	—	3,510	—	3,510

Short Term Investments:
Short Term Investment Fund	—	279	—	279
Short Term Investments	—	1,163	—	1,163
Total Short Term Investments	—	1,442	—	1,442
Guaranteed Investment Contracts	—	—	16	16
Total Investments, at fair value	$3,640	$5,713	$16	$9,369

The following table summarizes changes in the fair value of the traditional guaranteed investment contracts, classified as level 3 investments, for the year ended December 31, 2012 and 2011:

	2012	2011
	(dollars in millions)

Balance, beginning of year	$16	$129
Net realized and change in unrealized gain/(loss)	—	(3)
Sales	(16)	(110)
Balance, end of year	$—	$16

Amount of gains or losses for the year attributed to the change in unrealized gains/(losses) relating to assets and liabilities still held at year end	$—	$(1)
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Honeywell Puerto Rico Savings and Ownership Plan

Notes to Financial Statements

4.	Nonparticipant-Directed Investments

Information about the net assets at December 31, 2012 and 2011 and the significant components of the changes in net assets for the year ended December 31, 2012 relating to the nonparticipant-directed investments is as follows:

	2012	2011
	(dollars in thousands)
Honeywell common stock	$2,473	$1,707
Short-term investments	52	36
	$2,525	$1,743

		2012
		(dollars in thousands)
Changes in net assets:
Contributions		$710
Net income		52
Net appreciation		322
Benefits paid to participants		(156)
Transfers (to)/from participant directed investments		(146)
		$782

5.	Related Party Transactions

The Plan’s investment in the Master Trust constitutes a related-party transaction because the Company is both the plan sponsor and a party to the Master Trust. The Master Trust is invested in the Company’s common stock and the Plan is invested in notes receivable from participants, both of which qualify as related-party transactions. During the year ended December 31, 2012, the Master Trust’s investment in the Company’s common stock included purchases of approximately $289 million, sales of approximately $354 million, realized gains of approximately $234 million and dividend income of approximately $72 million. The Master Trust invests in short term investment funds managed by the Trustee. These investments qualify as party-in-interest transactions.

6.	Risks and Uncertainties

The Plan provides for various investment options which may invest in any combination of stocks, GICs, fixed income securities, mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

7.	Federal Income Taxes

The Plan is designed and intended to be qualified under Section 1165 of the Puerto Rico Internal Revenue Code of 1994, as amended (the “1994 PR Code”), and Section 1081.01(a) of the Internal Revenue Code for a New Puerto Rico, Act No. 1 of January 31, 2011, as amended from time to time (the “2011 PR Code”). The Plan has received a favorable determination letter from the Puerto Rico Treasury Department (the “PR Treasury”) as to its qualified status under the 1994 PR Code. The

15

Honeywell Puerto Rico Savings and Ownership Plan

Notes to Financial Statements

Plan filed for a favorable determination letter with the PR Treasury under the 2011 PR Code. No events have occurred with respect to the Plan or the associated Trust that, in substantial likelihood, would result in the Plan being disqualified by the PR Treasury. The Trust associated with the Plan is intended to be exempt from Puerto Rico income taxation pursuant to the provisions of Section 1165(a) of the 1994 PR Code and Section 1081.01(a) of the 2011 PR Code, and, pursuant to Section 1022(i)(1) of ERISA, for United States income tax purposes, the Plan’s Master Trust is to be considered as an organization as described in Section 401(a) of the U.S. Internal Revenue Code of 1986, as amended (the “U.S. Code”) and exempt under Section 501(a) of the U.S. Code. Accordingly, no provision for income taxes has been made.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the 1994 PR Code and the Internal Revenue Code for a New Puerto Rico. As  of December 31, 2012, the Company has analyzed the tax positions by the Plan, and has concluded that as of December 31, 2012, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.

8.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500 at December 31, 2012 and 2011:

	2012	2011
	(dollars in thousands)

Net assets available for benefits per the financial statements	$9,419	$6,356
Amounts allocated to withdrawing participants	(3)	(1)
Net assets available for benefits per the Form 5500	$9,416	$6,355

The following is a reconciliation of benefits paid to participants per the financial statements to Form 5500 for the year ended December 31, 2012:

2012
(dollars in thousands)
Benefits paid to participants per the financial statements	$404
Add: Amounts allocated to withdrawing participants at December 31, 2012	3
Less: Amounts allocated to withdrawing participants at December 31, 2011	(1)
Benefits paid to participants per the Form 5500	$406

9.	Subsequent Events

The Company has evaluated subsequent events through the date of issuance of the financial statements.

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Honeywell Puerto Rico Savings and Ownership Plan

Schedule H, Line 4(i) – Schedule of Assets (held at end of year)

December 31, 2012

(Dollars in Thousands)

Identity of Issue	Description	Cost	Current Value
*Interest in Honeywell Savings and Ownership Plan Master Trust	Various investments	**	$9,340

*Notes receivable from participants	(Interest rates approximate 4.25%, maturing through March 9, 2035)	**	79

Total			$9,419

* Party-in-interest.

** Cost information not required for participant-directed investments.

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Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan administrator has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Honeywell Puerto Rico Savings and Ownership Plan

By:	/s/ Brian Marcotte
Brian Marcotte
Vice President, Compensation and Benefits

Date: June 26, 2013

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